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                                   EXHIBIT 4.3

                        VOTING AND SHAREHOLDERS AGREEMENT

                  VOTING AND SHAREHOLDERS AGREEMENT dated as of November 5, 1999 by and between Pioneer Ventures Associates Limited Partnership, having an office at 651 Day Hill Road, Windsor, Connecticut 06095 (the "Pioneer Partnership "), AND Rogers W. Kirven, Jr. and Daniel Devine, or any trusts, or other entities or affiliates (collectively hereinafter referred to as the "Principal Shareholders").

                  WHEREAS, the Principal Shareholders have or will have sole or shared voting power over an aggregate of at least eight million (8,000,000) of the common shares, $.001 par value per share ("Common Shares") of Compass Knowledge Group, Inc. (the "Company") as more specifically set forth in Exhibit A attached hereto;

                  WHEREAS, pursuant to a certain Investment Agreement dated the date hereof (the "Investment Agreement"), the Pioneer Partnership is investing in the Company through the purchase of Preferred Stock; and

                  WHEREAS, the execution of this Agreement by the parties hereto is a condition precedent to the consummation of the transactions provided for in the Investment.

                  NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

                  ARTICLE I. Voting by Principal Shareholders.

         1.1 Agreement to Vote. Each of the Principal Shareholders agrees that, so long as the Pioneer Partnership shall own at least three (3%) percent of the Company's Common Stock either directly or through the conversion of its Preferred Stock, all on a fully diluted basis, each of them shall vote all of their Common Shares, whether now owned or hereafter acquired, for the election as a director(s) of the Company of the designee(s) of the Pioneer Partnership in accordance with paragraph 1.10 of the Investment Agreement at any meeting of the Company's




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shareholders at which such designee shall be nominated as a director. Without limiting the generality of the foregoing, the Principal Shareholders agree to execute and deliver any and all reasonable and necessary to documents, agreements and instruments, including, without limitation, proxies, as the Pioneer Partnership shall reasonably request so that at least one (1) designee of the Pioneer Partnership shall be a director of the Company for so long as the Pioneer Partnership shall own at least three (3%) percent of the Company's Common Stock either directly or through the conversion of its Preferred Stock, all on a fully diluted basis.

                              Article II. Transfers

         2.1 Transfer of Common Shares to Affiliates. For so long as the Pioneer Partnership shall own at least three (3%) percent of the Company's Common Stock either directly or through the conversion of its Preferred Stock, all on a fully diluted basis, neither the Principal Shareholders nor any other person who shall become a party to or bound by this Agreement shall transfer any Common Shares, whether now or hereafter acquired, (i) to any person without the prior written consent of the Pioneer Partnership, (ii) to any affiliate, as hereinafter defined, unless such affiliate shall have first delivered a written agreement between the affiliate, the Pioneer Partnership and the Company such that the affiliate agrees to be bound by and be subject to the terms and conditions of this Agreement with the same force and effect as if such person were named as a party to this Agreement or as a Principal Shareholder hereunder, and in such agreement the Pioneer Partnership consents to such transfer, such consent shall not be unreasonably withheld, or (iii) pursuant to a registration statement without the prior written approval of the Pioneer Partnership which consent will not be unreasonably withheld (sales by the Principal Shareholders shall not be deemed unreasonable if pursuant to an underwritten offering whereby the Pioneer Partnership is entitled to its proportionate co-sale rights, subject to the limitations set forth in the Investment Agreement, or (iv) such that the aggregate holdings of the Principal Shareholders shall not equal less than fifty-one (51%)



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percent on a fully diluted basis including all of the issued Series A Preferred
Stock, except in the case where such holdings would fall below 51% as a result of (x) the sale of the Company securities for purposes of raising capital, or
(y) as a result of an acquisition, merger or reorganization of the Company, its subsidiaries or the acquisition of another company. The term "affiliate" shall have the meaning assigned in Rule 144 of the Securities Act of 1933 and shall also include (a) any spouse, parent, parent-in-law, grandparent, child, grandchild, sibling, uncle, aunt, niece, nephew or first cousin of the transferor or (b) any person which the transferor directly or indirectly controls, or (c) any transfer to any "person" whether a natural person, corporation, partnership, trust company, or otherwise as used if the transferor remains a "beneficial owner", as those terms are used in Section 13(d) of the Securities Exchange Act of 1934, as amended, of the transferred shares.

         2.2 Legend on Stock Certificates. The certificates of the Common Stock now owned by the Principal Shareholders shall be subject to and bear a restrictive legend as follows:

         The shares of stock represented by this certificate are subject to all of the terms of a certain Voting and Shareholders Agreement dated November 4, 1999, a copy of which is on file at the offices of the issuer of this certificate. The shares are subject to certain voting, co-sale and transfer restrictions. Any actions taken in contravention to that agreement shall be null and void.

The terms of such endorsement and restrictions are hereby expressly consented to and accepted.

         2.3 Lock-Up. Except in the event of an exchange of stock whereby the Principal Shareholders exchange their Common Shares pursuant to a plan of reorganization of the Company and provided that the Principal Shareholders acquire a controlling interest in the target company which has a class of stock which is publicly traded, the Principal Shareholders shall agree to restrict all sales, transfers or other dispositions of their securities of the Company for a period of not less than one hundred eighty (180) days from the date of Closing. Upon expiration of the Lock-Up period, all sales, transfers or other dispositions of the securities of the



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Restricted Principal Shareholders shall be
governed by ss.2.1 and Article III hereof. However, the Pioneer Partnership in, its sole discretion, may waive such restriction for a particular transfer upon request, prior to such transaction.

                         ARTICLE III. Co-Sale Provisions

         3.1 Third-Party Offer and Notice. For so long as the Pioneer Partnership shall own at least three (3%) percent of the Company's Common Stock either directly or through the conversion of its Preferred Stock, all on a fully diluted basis, any voluntary or involuntary transfer of the Common Shares by any Principal Shareholder will be subject to a participation right of co-sale by Pioneer Ventures or its assigns on a pro rata fully diluted basis. If any one or more of the Principal Shareholders obtains from a third party ("Third Party Purchaser") an offer to purchase any amount of his or her Shares, and the Principal Shareholder(s) wish to accept such offer, the Principal Shareholder(s) shall submit a written notice (the "Co-Sale Notice") to Pioneer Ventures disclosing the amount of Common Shares proposed to be sold, the offered purchase price, the proposed closing date, and the total number of Common Shares owned by the Principal Shareholder(s).

         3.2 Co-Sale Right of Participation. Upon receipt of a Co-Sale Notice from any Principal Shareholder, Pioneer Ventures or its assigns may elect to participate in such transaction and shall have the right to offer its securities, at the same price and on the same terms, on a fully diluted pro rata basis with the proposed selling shareholder(s) as set forth in the offer made by the Third Party Purchaser. Each participating selling party shall in turn be entitled to receive at the applicable closing the net proceeds of the sale allocable to the securities sold on behalf of each selling shareholder, after deduction of such selling shareholder's proportionate share of the reasonable expenses of the sale. These co-sale provisions will not apply to any sale of securities pursuant to a distribution to the public, whether pursuant to a registered public offering, a Rule 144 sale or otherwise. If less than all of a




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shareholder's securities are being sold pursuant to this Article III, the securities to be sold shall be determined on a pro rata fully diluted basis.

         3.3 Notice of Intent to Participate in Co-Sale. If the Pioneer Partnership wishes to participate in any sale under this Article III, then Pioneer Ventures shall notify the selling Principal Shareholder(s) in writing of such intention as soon as practicable after such Pioneer Partnership's receipt of the Co-Sale Notice made pursuant to Section 3.1, and in any event within fifteen (15) days after the date of such Co-Sale Notice has been delivered. Such notification shall be delivered in person or by facsimile to the Principal Shareholder(s) at the Company's offices.

                              ARTICLE IV. Remedies

         4.1. Violation of Agreement; Consent to Injunctive Relief. Each of the Principal Shareholders recognizes and agrees that any violation of any of their obligations set forth in this Agreement would cause irreparable damage which could not be compensated by monetary damages. Such violation shall constitute an Event of Default under the Investment Agreement. Accordingly, in the event of any breach of a Principal Shareholder's obligations under this Agreement, such Principal Shareholder consents to the entry of injunctive relief, including the remedy of specific performance, by a court of competent jurisdiction restraining any such violation or threatened violation, in addition to any other remedies available at law or in equity. The Principal Shareholders agree to pay the reasonable costs of the Pioneer Partnership, including reasonable attorneys fees, incurred in enforcing the provisions of this Article IV.

                            Article V. Miscellaneous

         5.1. Representations. Each of the Principal Shareholders represents and warrants that, at the date hereof, he/she or it is the sole record and beneficial owner of the securities of the Company set forth opposite his/her name on Exhibit A to this Agreement. Each of the Principal Shareholders represents that he/she is not the beneficial owner of any Common



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Shares NOT
disclosed herein through any affiliate or otherwise.

         5.2 Further Assurances. From and after the date of this Agreement, the parties hereto shall from time to time, at the request of any other party and without further consideration, do, execute and deliver, or cause to be done, executed and delivered, all such further acts, things and instruments as may be reasonably requested or required more effectively to evidence and give effect to the transactions provided for in this Agreement.

         5.3. Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered or if mailed by first class registered or certified mail return receipt requested, or by first class mail or overnight courier if received, addressed to the parties at their respective addresses set forth on the first page of this Agreement, or to such other person or address as may be designated by like notice hereunder.

         5.4 Modifications. This Agreement may not be modified or discharged orally, but only in writing duly executed by the party to be charged.

         5.5 Successors and Assigns. All the covenants, stipulations, promises and agreements in this Agreement shall bind the parties' respective heirs, successors and assigns, whether so expressed or not.

         5.6 Headings. The headings of the various sections of this Agreement are for convenience of reference only and shall in no way modify any of the terms or provisions of this Agreement.

         5.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida applicable to instruments made and to be performed entirely within such State.

         5.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document.



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         5.9 Gender. All pronouns used herein are inserted for convenience only and shall be applied in the masculine, feminine, or third person as appropriate for each party signing hereto.

         5.10 Use of Term "Pioneer Partnership". Notwithstanding any provision of this Agreement to the contrary, included in the definition and meaning of the "Pioneer Partnership" shall be any one or more parallel limited partnerships which have been or shall be organized by Ventures Management Partners LLC as the general partner to invest in parallel with Pioneer Ventures Associates Limited Partnership on the same economic terms and pro rata based upon their aggregate subscriptions. The limited partners of Pioneer Ventures Associates Limited Partnership and the parallel partnerships shall be referred to herein as the "limited partners". IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date and year first above written.


                                      By the Pioneer Partnership:

                                      PIONEER VENTURES ASSOCIATES LIMITED
                                      PARTNERSHIP



                                      By: Ventures Management Partners LLC
                                          Its General Partner




                                      By: Pioneer Ventures Corp.,
                                          Its Managing Member



                                      By:
                                          --------------------------------------
                                          John F. Ferraro
                                          a Director of the Managing Member




                                      By the Principal Shareholders:



------------------------------                 ---------------------------------
Rogers W. Kirven, Jr.                          Daniel Devine


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                                    EXHIBIT A

                                       to

                                VOTING AGREEMENT



                             Principal Shareholders


                                    No. of                Voting & Ownership
  Name and Address(1)            Common Shares                Percentage
  -------------------            -------------            ------------------
Rogers W. Kirven, Jr.              4,809,289                    51.85%
Daniel Devine                      3,482,587                    37.65%

-----------------------

(1) The address for these individuals and entities is c/o Compass Knowledge Group, Inc., 2710 Rew Circle, Suite 100, Ocoee, Florida 34761